                                                                    EXHIBIT 99.1
                                                                    ------------


3 Q 2005
(For the period from January 1, 2005 through September 30, 2005)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Korea Thrunet Co., Ltd. Is submitting this quarterly report.


Representative Director : Mr. Soon-Yub Samuel Kwon
Head Office :             Asia One Building
                          17-7 Yoido-dong
                          Youngdeungpo-ku
                          Seoul, Korea 150-874
                          (Tel. 82-2-6266-3300)
Person in Charge :        Mr. Young Wan Cho, Chief Financial Officer
                          (Tel. 82-2-6266-4590)


                           FORWARD LOOKING INFORMATION

This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to the Company's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in the Company's securities. The Company does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

I.   COMPANY STATUS

1.   HISTORY OF THE COMPANY

     A.   Largest Shareholder

-----------------------------------------------------------------------------------------------
       Date                        Name               Number of Shares            Share Ratio
-----------------------------------------------------------------------------------------------
    1999.12.31       Trigem Computer                        10,477,810                  14.56%
-----------------------------------------------------------------------------------------------
    2000.12.31       Trigem Computer                         6,443,250                   8.95%
-----------------------------------------------------------------------------------------------
    2001.12.31       Trigem Computer                        14,965,048                  14.58%
-----------------------------------------------------------------------------------------------
    2002.12.31       Trigem Computer                        24,727,240                  31.85%
-----------------------------------------------------------------------------------------------
    2004.02.20       SB Thrunet Pte ltd.                       282,948                  33.56%
-----------------------------------------------------------------------------------------------
    2004.06.01       Korea Development Bank                  1,912,950                  24.52%
-----------------------------------------------------------------------------------------------
    2005.06.03       Hanarotelecom Inc.                     99,240,000                  96.22%
-----------------------------------------------------------------------------------------------

     B.   Major events in 2005

          - Feb. 4, 2005 : Signed definitive Investment Agreement with hanarotelecom Inc.

          - Apr. 29, 2005 : The Court approved Re-Corporate reorganization plan

          - Jun. 3, 2005 : Pursuant to the Investment Agreement, hanarotelecom Inc. acquired 96.22% stake of Thrunet shares

          - Jun. 23, 2005 : The Court decided to end the corporate reorganization proceedings

          -    Jul. 1, 2005 : Included to the Company Group of hanarotelecom
               Inc.

          -    Sep. 22, 2005 : Signed Merger Agreement with hanarotelecom Inc.


     C.   Company Group of hanarotelecom Inc.

--------------------------------------------------------------------------------------------------------
    Status          Number of Company                               Company Name
--------------------------------------------------------------------------------------------------------
    Listed                  1              Hanarotelecom incorporated
--------------------------------------------------------------------------------------------------------
  Not Listed                4              Korea Thrunet Co., Ltd.
--------------------------------------------------------------------------------------------------------
                                           Hanaro Realty Development & Management Co., Ltd.
--------------------------------------------------------------------------------------------------------
                                           Hanaro Telephone & Internet Information., Inc.
--------------------------------------------------------------------------------------------------------
                                           HanaroDream, Inc.
--------------------------------------------------------------------------------------------------------
     Total                  5
--------------------------------------------------------------------------------------------------------


2.   CAPITAL CHANGES

     A.   Capital Increase

                                                                               (Unit: share, KRW Won)
-----------------------------------------------------------------------------------------------------
                                           Details of Increased Share

                                                            Par Value    Issue Price
    Date         Origin         Type          Quantity      Per Share     Per Share       Remark
-----------------------------------------------------------------------------------------------------
  6/1/04        Capital     Common Stock     6,958,806      Won 2,500     Won 5,000       Debt to
               Increase                                                                   Equity
-----------------------------------------------------------------------------------------------------
  2/18/05       Capital     Common Stock        801         Won 2,500     Won 5,000       Debt to
               Increase                                                                   Equity
-----------------------------------------------------------------------------------------------------
  6/3/05        Capital     Common Stock    99,240,000      Won 2,500     Won 2,500     Investment
               Increase                                                                  Agreement
-----------------------------------------------------------------------------------------------------

     B.   Capital Decrease

                                                                               (Unit: share, KRW Won)
-----------------------------------------------------------------------------------------------------
                                          Details of Increased Share

                                                            Par Value    Issue Price
   Date         Origin          Type          Quantity      Per Share     Per Share       Remark
-----------------------------------------------------------------------------------------------------
  1/9/04        Capital      Common Stock    42,633,447     Won 2,500         -
               reduction
                without
              compensation
-----------------------------------------------------------------------------------------------------
                Capital
               reduction
  2/20/04       without      Common Stock    34,126,768     Won 2,500         -
              compensation
-----------------------------------------------------------------------------------------------------
  4/8/04        Capital      Common Stock      32,051       Won 2,500         -
               reduction
                without
              compensation
-----------------------------------------------------------------------------------------------------
                Capital
               reduction
  6/2/04        without      Common Stock       7,815       Won 2,500         -
              compensation
-----------------------------------------------------------------------------------------------------
                Capital
               reduction
  6/2/04        without      Common Stock     3,900,360     Won 2,500         -
              compensation
-----------------------------------------------------------------------------------------------------

     C. Plans for Capital Change: The Company will be merger with hanarotelecom Inc. on January 1, 2005, and will be disorganized.


3.   TOTAL NUMBER OF SHARES

     A.   Total Number of Shares

                                                                                      (As of Oct. 6, 2005)
----------------------------------------------------------------------------------------------------------
                                                                  Type of Stock

                                                        Common Stock      Preferred Stock      Total
----------------------------------------------------------------------------------------------------------
1. Total Number of Shares to be Issued                   400,000,000           -              400,000,000
----------------------------------------------------------------------------------------------------------
2. Total Number of Shares Issued                         339,105,388           -              339,105,388
----------------------------------------------------------------------------------------------------------
3. Total Number of Shares Reduced                        235,970,962           -              235,970,962
----------------------------------------------------------------------------------------------------------
   - Capital Reduction                                   235,970,962                          235,970,962
----------------------------------------------------------------------------------------------------------
4. Number of Outstanding Shares                          103,134,426                          103,134,426
----------------------------------------------------------------------------------------------------------
5. Treasury Shares                                             5,456                                5,456
----------------------------------------------------------------------------------------------------------
6. Shares Trading                                        103,128,970                          103,128,970
----------------------------------------------------------------------------------------------------------

     B.   Details of Shares Issued

                                                                                       (As of Oct 6, 2005)
----------------------------------------------------------------------------------------------------------
Par Value Per Share : Won 2,500                                                      (Unit:  won, shares)
----------------------------------------------------------------------------------------------------------
      Classification                   Type                 Shares Issued            Total Par Value
----------------------------------------------------------------------------------------------------------
        Registered                 Common Stock              103,134,426             257,836,065,000
----------------------------------------------------------------------------------------------------------


     C. Purchase and Sale of Treasury Shares: It was 5 shares which were purchased during this quarter.

     D.   Treasury Stock Fund: N/A

     E.   Stock Option : N/A

     F.   Employee Stock Ownership Association

                                                                                             (Unit: Share)
----------------------------------------------------------------------------------------------------------
      Account held by                  Type               Beginning of 2005           Sep. 30, 2005
----------------------------------------------------------------------------------------------------------
    Members Association            Common Share                  141                        70
----------------------------------------------------------------------------------------------------------


4.   VOTING RIGHTS

-----------------------------------------------------------------------------------------------------------
As of Sep.30, 2005                                                                             Unit: shares
-----------------------------------------------------------------------------------------------------------
                Classification                                  Number of Shares            Remark
-----------------------------------------------------------------------------------------------------------
1. Shares with voting rights (A)                                   103,134,426
-----------------------------------------------------------------------------------------------------------
2. Shares with no voting rights (B)                                   5,456             Treasury Stock
                                                                                     Article 369-2 of the
                                                                                        Commercial Law
-----------------------------------------------------------------------------------------------------------
3. Shares with restricted voting rights (C)                             0
-----------------------------------------------------------------------------------------------------------
4. Shares with restored voting rights (D)                               0
-----------------------------------------------------------------------------------------------------------
5. Shares with unrestricted voting rights (E=A-B-C+D)              103,128,970
-----------------------------------------------------------------------------------------------------------


5.   DIVIDEND INFORMATION

     There was no dividend in Recent 5 Years.


II.  BUSINESS CONTENTS

1. BUSINESS OUTLINE

     A. Market Share Ratio (As of Sep. 30, 2005)

--------------------------------------------------------------------------------------------------------------
     Classification                   Company                 Number of Subscriber       Market Share (%)
--------------------------------------------------------------------------------------------------------------
  High Speed Internet                    KT                              6,224,040            51.8
        Service
----------------------------------------------------------------------------------------------------------
                                   Hanarotelecom                         2,774,926            23.0
----------------------------------------------------------------------------------------------------------
                                      Thrunet                              920,778             7.6
----------------------------------------------------------------------------------------------------------
                                       Others                            2,114,534            17.6
----------------------------------------------------------------------------------------------------------
                                       Total                            12,260,915           100.0
--------------------------------------------------------------------------------------------------------------

Source : Ministry of Information and Communication

2.   MAIN PRODUCTS AND MATERIALS

     A.   Status of Major Products

                                                                               (Unit : In Millions of Won)
----------------------------------------------------------------------------------------------------------
                                                                                              Sales Amt.
  Business Area       Sales Type         Product           Specific Use       Brand            (Ratio)
----------------------------------------------------------------------------------------------------------
    Broadband          Service       Telecommunication   Internet Access     Thrunet        227,315 (100%)
Internet Service                         Services            Service
----------------------------------------------------------------------------------------------------------


     B. Price Changes of Main Products : The rental fee of Cable Modem has changed during this quarter.

3.   MAJOR FACILITIES

                                                                           (UNIT: IN MILLIONS OF WON)
-----------------------------------------------------------------------------------------------------
                                                   Gain/Loss
                              Beginning                                                    Ending
      Property Type          Book Value      Increase       Decrease     Amortization    Book Value
-----------------------------------------------------------------------------------------------------
           Land                 12,252                                                      12,252
-----------------------------------------------------------------------------------------------------
         Building               15,679           172                            296         15,555
-----------------------------------------------------------------------------------------------------
         System*               121,203         9,929         3,750           40,340         87,042
-----------------------------------------------------------------------------------------------------
    Communication Line          74,233           153           166           10,131         64,089
-----------------------------------------------------------------------------------------------------
   Tools and Equipment             321                           1               90            230
-----------------------------------------------------------------------------------------------------
   Office Fixtures and             429           317             2              285            459
         Supplies
-----------------------------------------------------------------------------------------------------
Assets Under Construction        9,241        13,539        10,176                          12,604
-----------------------------------------------------------------------------------------------------
  Other tangible assets            237         1,712         1,717                             232
-----------------------------------------------------------------------------------------------------

*    Lease Asset Account was substituted to System Account


4.   SALES PERFORMANCE

                                                                           (Unit : In Million of Won)
-----------------------------------------------------------------------------------------------------
     Business Area                Item             10(th) 3 Q         9(th) 3 Q      9(th) Annual
-----------------------------------------------------------------------------------------------------
     Supplementary         Broadband Internet        227,315           268,421          349,772
   Telecommunication
-----------------------------------------------------------------------------------------------------


5.   DERIVATIVE PRODUCTS

     A.   Foreign Exchange Position by Currency Type : N/A

     B.   Foreign Exchange Risk Management : N/A

6.   MATERIAL AGREEMENT

-----------------------------------------------------------------------------------------------------
                    Contract Content                          Contractor       Contract Date (Term)
-----------------------------------------------------------------------------------------------------
 Investment Agreement of M&A between hanarotelecom Inc.      Hanarotelecom           2005.2.4
               and Korea Thrunet Co., Ltd.                       Inc.
-----------------------------------------------------------------------------------------------------
            Provision of Domestic IX service                      KT          2005.3.1 ~ 2005.11.27
-----------------------------------------------------------------------------------------------------
              Provision of Internet circuit                      DACON         2004.12.1~2005.11.30
-----------------------------------------------------------------------------------------------------
   Agreement on Provision of International Leased line      DACOM Crossing          2004.09.11
-----------------------------------------------------------------------------------------------------
  Provision of high-volume circuits between Thrunet and        Powercomm            2004.06.24
                        Powercomm
-----------------------------------------------------------------------------------------------------


7.   R&D

     A.   Summary of R&D Activities

          (1)  R&D Teams : N/A

          (2)  R&D Expenses : N/A


8.   OTHER INFORMATION FOR INVESTMENT DECISIONS

     A.   Funding Summary

          - All reorganization claims which were classified according to the reorganization plan as secured borrowings and unsecured borrowings were repaid according to the amended reorganization plan during 2Q of this year.

          - Then issuance of bond and increase of Capital was done according to the Investment Agreement with hanarotelecom Inc.

 [Domestic]                                                                    (Unit : In millions of Won)
-----------------------------------------------------------------------------------------------------
                       Beginning
      Source            Balance         Increase         Repayment      Ending Balance       Remarks
-----------------------------------------------------------------------------------------------------
       Bond                  0           223,290            60,000           163,290
-----------------------------------------------------------------------------------------------------
 Capital Increase            0           248,100                             248,100
-----------------------------------------------------------------------------------------------------
      Others            401,758                            401,758                 0
-----------------------------------------------------------------------------------------------------
       Total            401,758          471,390           461,758           411,390
-----------------------------------------------------------------------------------------------------

[Overseas]                                                               (Unit : In thousands of dollars)
-----------------------------------------------------------------------------------------------------
                      Beginning
     Source            Balance         Increase         Repayment      Ending Balance       Remarks
-----------------------------------------------------------------------------------------------------
     Others            11,486                             11,486              0
      Total            11,486                             11,486              0


     B.   Credit Rating in Past Three Years

-----------------------------------------------------------------------------------------------
  DATE               ITEM               CREDIT RATING     CREDIT RATING AGENCY     RATING TYPE
-----------------------------------------------------------------------------------------------
6/28/02         Corporate Bond               BB+                  NICE               Periodic
-----------------------------------------------------------------------------------------------
2/28/02         Corporate Bond               BB+              Korea Ratings         Mandatory
-----------------------------------------------------------------------------------------------
2/27/02         Corporate Bond               BB+                  NICE              Mandatory
-----------------------------------------------------------------------------------------------

III. FINANCIAL INFORMATION

     1.   FINANCIAL SUMMARY

                                                                                    (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------
                                 10(TH)           9(TH)           8(TH)           7(TH)            6(TH)
      CLASSIFICATION              3 Q            ANNUAL           ANNUAL          ANNUAL           ANNUAL
------------------------------------------------------------------------------------------------------------
[Current Assets]                122,732          149,348         133,273          175,082          258,870
------------------------------------------------------------------------------------------------------------
* Current Assets                122,732          149,348         133,273          175,082          258,870
------------------------------------------------------------------------------------------------------------
* Inventories                         0                0               0                0                0
------------------------------------------------------------------------------------------------------------
[Fixed Assets]                  220,643          265,368         390,185          573,888        1,436,109
------------------------------------------------------------------------------------------------------------
* Investment Assets              14,183           17,389          26,263           49,652          272,432
------------------------------------------------------------------------------------------------------------
* Tangible Assets               192,463          233,596         346,260          500,744        1,134,231
------------------------------------------------------------------------------------------------------------
* Intangible Assets              13,996           14,384          17,661           23,491           29,446
------------------------------------------------------------------------------------------------------------
       Total Assets             343,374          414,716         523,458          748,969        1,694,979
------------------------------------------------------------------------------------------------------------
[Current Liabilities]            40,796           94,525         144,164          522,340          673,805
------------------------------------------------------------------------------------------------------------
[Long-term Liabilities]         166,897          401,492         574,658          299,945          987,616
------------------------------------------------------------------------------------------------------------
     Total Liabilities          207,692          496,017         718,825          822,285        1,661,421
------------------------------------------------------------------------------------------------------------
[Shareholders' Equity]          257,836           19,507         194,088          194,088          256,602
------------------------------------------------------------------------------------------------------------
[Capital Surplus]               397,146          388,578         159,298          546,723          264,340
------------------------------------------------------------------------------------------------------------
* Additional Paid-in Capital    175,341          176,539         159,298          159,328          264,340
------------------------------------------------------------------------------------------------------------
* Gains on Capital Reduction    201,364          191,598               0          387,425                0
------------------------------------------------------------------------------------------------------------
* Other Additional Capital       20,441           20,441               0                0                0
------------------------------------------------------------------------------------------------------------
[Retained Earning]             (519,900)        (489,472)       (568,801)        (834,198)        (509,642)
------------------------------------------------------------------------------------------------------------
[Capital Adjustment]                601               86          20,048           20,040           22,258
------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity      135,682          (81,301)       (195,366)         (73,315)          33,558
------------------------------------------------------------------------------------------------------------
Revenues                        227,315          349,772         388,320          528,075          476,885
------------------------------------------------------------------------------------------------------------
Operating Income                 (8,560)           2,845         (12,221)         (11,023)         (78,720)
------------------------------------------------------------------------------------------------------------
Ordinary Income                 (30,018)         (74,073)       (122,028)        (318,760)        (253,124)
------------------------------------------------------------------------------------------------------------
Net Income                      (30,428)          79,329        (122,028)        (324,557)        (241,336)
------------------------------------------------------------------------------------------------------------

[(  ) refers to minus]


     2.   VIOLATIONS OF CORPORATE ACCOUNTING STANDARDS

          -   Violations Requiring Modification of Financial Statement : N/A

          -   Violations Irrelevant to Modification of Financial Statement : N/A

     3.   ACCOUNTING INFORMATION

          A.   Allowance for Doubtful Account

               (1)  Allowance for Doubtful Account for the Past Three Years

                                                                              (Unit : Million Won, %)
-----------------------------------------------------------------------------------------------------
                                                                   Allowance for
 Classification           Account Title           Total Amount    doubtful account      Reserve Ratio
-----------------------------------------------------------------------------------------------------
   3Q 10(th)       Trade Receivables                 81,926            36,358              44.3
-----------------------------------------------------------------------------------------------------
                   Non-Trade Receivables             21,696            18,597              85.7
-----------------------------------------------------------------------------------------------------
                   Long-term Non-Trade                1,069             1,069             100.0
                   Receivables
-----------------------------------------------------------------------------------------------------
                   Long-term Loans                    2,779             2,509              90.2
-----------------------------------------------------------------------------------------------------
                   Total                            110,041            64,760              58.8
-----------------------------------------------------------------------------------------------------
     9(th)         Trade Receivables                 90,207            41,425              45.9
-----------------------------------------------------------------------------------------------------
                   Non-Trade Receivables             25,630            18,196              70.9
-----------------------------------------------------------------------------------------------------
                   Long-term Loan                     2,987               21                0.7
-----------------------------------------------------------------------------------------------------
                   Total                            118,824            59,642              50.1
-----------------------------------------------------------------------------------------------------
     8(th)         Trade Receivables                 90,721            27,674              30.5
-----------------------------------------------------------------------------------------------------
                   Non-Trade Receivables             23,348            18,820              80.6
-----------------------------------------------------------------------------------------------------
                   Short-term Loan
-----------------------------------------------------------------------------------------------------
                   Long-term Loan                     3,092                21              0.68
-----------------------------------------------------------------------------------------------------
                   Total                            117,161            46,515              39.7
-----------------------------------------------------------------------------------------------------

               (2) Establishing Allowance for Bad Debts Related to Accounts Receivable As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

               (3)  Trade Receivables by Term as of 3Q of This Year

                                                                          (Unit : In Millions of Won)
-----------------------------------------------------------------------------------------------------
                                                Over 6 Months    Over 1 Year
                               Less than 6       Less than 1     Less than 3     Over 3
      Classification              Months            Year            Years         Years      Total
-----------------------------------------------------------------------------------------------------
          General                 42,341            7,781           31,645          0        81,767
-----------------------------------------------------------------------------------------------------
 Special Relevant Parties            159                0                0          0           159
-----------------------------------------------------------------------------------------------------
           Total                  42,500            7,781           31,645          0        81,926
-----------------------------------------------------------------------------------------------------
           Ratio                    52.0%            10.2%            37.5%       0.3%          100%
-----------------------------------------------------------------------------------------------------


     B.   Changes to Accounting Standards in the Past Five Years, And Reasons

          Korea Accounting Standards Board has revised its Accounting Standards and established a new Statement of Korea Accounting Standards. The Company's financial statements were revised its Accounting Standards in accordance with the new Accounting Standards.

-----------------------------------------------------------------------------------------------------
   Year 2002      Newly applied Article 2 to 9 of the Korea Accounting Standard
-----------------------------------------------------------------------------------------------------
   Year 2003      Newly applied Article 10,12 and 13 of the Korea Accounting Standards
-----------------------------------------------------------------------------------------------------
   Year 2004      Newly applied Article 15,16 and 17 of the Korea Accounting Standards
-----------------------------------------------------------------------------------------------------


     C.   Evaluation of Unmarketable Equity Securities in Current Year

                                                                     (Unit: Share, In Millions of Won)
------------------------------------------------------------------------------------------------------
                                         Number of                                     Estimation
            Company Name                   share          Cost        Book Value      Gains(Losses)
------------------------------------------------------------------------------------------------------
Inbain                                     67,500           64             64
------------------------------------------------------------------------------------------------------
Hankyung.Com                              100,000          131            131
------------------------------------------------------------------------------------------------------
Korea IT Venture Investment                25,000           65             65
------------------------------------------------------------------------------------------------------
KI&X                                       10,000           50             50
------------------------------------------------------------------------------------------------------
MIC99-7 Venture Capital Union #8               28          285            135
------------------------------------------------------------------------------------------------------
HeyAnita Korea                            313,600          827            827
------------------------------------------------------------------------------------------------------
Korea Cable TV Saeronet                   246,191        1,732          1,732
------------------------------------------------------------------------------------------------------
Powercomm                                  83,333        1,000          1,000
------------------------------------------------------------------------------------------------------
TG Venture Capital Union #5                   6.4           97             97
------------------------------------------------------------------------------------------------------
RentHouse                                  28,000           21             21
------------------------------------------------------------------------------------------------------
Ahicon                                     31,653           23             23
------------------------------------------------------------------------------------------------------
Total                                                    4,295          4,145
------------------------------------------------------------------------------------------------------

     4.   FINANCIAL STATEMENTS

          A..  Balance Sheet

                                                   Balance Sheet

                                         10(th) 3 Q, as of 2005. 9. 30
                                         9(th)     , as of 2004. 12.31
                                         8(th)     , as of 2003. 12.31

                                                                                    (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------------
                     SUBJECT                          10(TH) 3 Q             9(TH) ANNUAL             8(TH) ANNUAL
---------------------------------------------------------------------------------------------------------------------

Assets
---------------------------------------------------------------------------------------------------------------------
I. Current Assets                                               122,732               149,348                133,273
---------------------------------------------------------------------------------------------------------------------
 (1) Current Assets                                             122,732               149,347                133,273
---------------------------------------------------------------------------------------------------------------------
   1. Cash and cash equivalents                                  66,644                86,008                 61,438
---------------------------------------------------------------------------------------------------------------------
   2. Short-term financial instrument                             5,704                 5,818                  3,459
---------------------------------------------------------------------------------------------------------------------
   3. Trade receivable                               81,926                90,207                 90,721
---------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                36,358      45,568    41,425      48,782     27,674      63,048
---------------------------------------------------------------------------------------------------------------------
   4. Advance Payment                                                                     550
---------------------------------------------------------------------------------------------------------------------
   5. Non-trade Receivable                           21,696                25,630                 23,348
---------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                18,597                18,196                 18,820
---------------------------------------------------------------------------------------------------------------------
      Present Value Discount                              0       3,099        30       7,404         57       4,471
---------------------------------------------------------------------------------------------------------------------
   6. Accrued revenues                                              938                   206                    105
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
   7. Prepaid expenses                                              110                   212                    282
---------------------------------------------------------------------------------------------------------------------
   8. Prepaid income tax                                            669                   367                    471
---------------------------------------------------------------------------------------------------------------------
II. Fixed assets                                                220,643               265,368                390,186
---------------------------------------------------------------------------------------------------------------------
 (1) Investment assets                                           14,183                17,389                 26,263
---------------------------------------------------------------------------------------------------------------------
   1. Long-term financial instrument                                 13                    19                     11
---------------------------------------------------------------------------------------------------------------------
   2. Marketable securities                                       5,018                 5,683                  6,058
---------------------------------------------------------------------------------------------------------------------
   3. Investment in equity securities applied                     1,255                   246                  6,211
      Equity method
---------------------------------------------------------------------------------------------------------------------
   4. Long-term loans                                 2,779                 2,987                  3,092
---------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                 2,509                    21                     21
---------------------------------------------------------------------------------------------------------------------
      Present value discount                              0         270     1,427       1,540      1,577       1,495
---------------------------------------------------------------------------------------------------------------------
   5. Long-term non-trade receivables                 1,069                 1,069                  1,942
---------------------------------------------------------------------------------------------------------------------
      Allowance for doubtful accounts                 1,069
---------------------------------------------------------------------------------------------------------------------
      Present value discount                              0           0       613         456        789       1,153
---------------------------------------------------------------------------------------------------------------------
   6. Deposits provided                                           7,102                 8,059                  9,949
---------------------------------------------------------------------------------------------------------------------
   7. Memberships                                                   526                 1,387                  1,387
---------------------------------------------------------------------------------------------------------------------
   8. Other Investment
---------------------------------------------------------------------------------------------------------------------
 (2) Tangible Assets                                            192,463               233,596                346,260
---------------------------------------------------------------------------------------------------------------------
   1. Land                                                       12,252                12,252                 12,252
---------------------------------------------------------------------------------------------------------------------
   2. Building                                       18,051                17,878                 17,878
---------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                        2,495      15,555     2,199      15,679      1,805      16,073
---------------------------------------------------------------------------------------------------------------------
   3. Transmission and communications equipment     453,279               421,161                405,704
---------------------------------------------------------------------------------------------------------------------
      Accumulated reduction loss                     39,294                38,309                  4,195
---------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                      326,943      87,042   267,122     115,730    212,146     189,363
---------------------------------------------------------------------------------------------------------------------
   4. Communication circuit equipment               143,140               143,540                158,584
---------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                       57,086                47,240                 36,560
---------------------------------------------------------------------------------------------------------------------
      Accumulated reduction loss                     21,965                22,068      74,233     14,326     107,698
---------------------------------------------------------------------------------------------------------------------
   5. Tools                                             957                 1,072                  1,072
---------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                          727                   724                    597
---------------------------------------------------------------------------------------------------------------------
      Accumulated reduction loss                          0         230        26         321          -         475
---------------------------------------------------------------------------------------------------------------------
   6. Office equipments                               6,693                 8,044                  7,940
---------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                        6,234         459     7,615         429      6,719       1,221
---------------------------------------------------------------------------------------------------------------------
   7. Construction in progress                                   12,604                 9,241                  8,780
---------------------------------------------------------------------------------------------------------------------
   8. Other tangible assets                                         232                   237                  2,579
---------------------------------------------------------------------------------------------------------------------
   9. Capital lease assets                                                 33,324                 34,069
---------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                             27,829                 26,250
---------------------------------------------------------------------------------------------------------------------
      Accumulated reduction loss                                               21       5,473          -       7,819
---------------------------------------------------------------------------------------------------------------------
   10. Vehicles                                                                                        0
---------------------------------------------------------------------------------------------------------------------
      Accumulated depreciation                                                                                     0
---------------------------------------------------------------------------------------------------------------------
 (3) Intangible Assets                                           13,996                14,384                 17,662
---------------------------------------------------------------------------------------------------------------------
   1. Patents-Industrial
---------------------------------------------------------------------------------------------------------------------
   2. Software
---------------------------------------------------------------------------------------------------------------------
   3. Goodwill                                                                            746                  1,137
---------------------------------------------------------------------------------------------------------------------
   4. Other intangible asset                                     13,996                13,638                 16,524
---------------------------------------------------------------------------------------------------------------------
      Total Assets                                              343,374               414,716                523,459
---------------------------------------------------------------------------------------------------------------------
Liabilities
---------------------------------------------------------------------------------------------------------------------
 I. Current  liabilities                                         40,796                94,525                144,167
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
   1. Short-term borrowing
---------------------------------------------------------------------------------------------------------------------
   2. Current portion of long-term liabilities                                                    36,772
---------------------------------------------------------------------------------------------------------------------
      Present value discount                                                                       4,698      32,074
---------------------------------------------------------------------------------------------------------------------
   3. Non-trade payable                                          13,835                11,692                 14,294
---------------------------------------------------------------------------------------------------------------------
   4. Advances from customers                                       949                   865                    777
---------------------------------------------------------------------------------------------------------------------
   5. Withholdings                                                  474                   425                    389
---------------------------------------------------------------------------------------------------------------------
   6. Value added tax withheld                                    1,428                 2,138                  3,703
---------------------------------------------------------------------------------------------------------------------
   7. Accrued expenses                                           23,164                28,411                 46,366
---------------------------------------------------------------------------------------------------------------------
   8. Current portion of long-term non-trade            945                28,947                 46,565
      payable
---------------------------------------------------------------------------------------------------------------------
      Present value discount                              0         945     2,762      26,184          0      46,565
---------------------------------------------------------------------------------------------------------------------
   9. Unearned revenues
---------------------------------------------------------------------------------------------------------------------
   10. Deposits received                                                               24,810
---------------------------------------------------------------------------------------------------------------------
 II. Fixed Liabilities                                          166,897               401,492                574,658
---------------------------------------------------------------------------------------------------------------------
   1. Bonds payable                                             163,290
---------------------------------------------------------------------------------------------------------------------
   2. Convertible bonds
---------------------------------------------------------------------------------------------------------------------
      Bond discount
---------------------------------------------------------------------------------------------------------------------
      Long-term accrued interest
---------------------------------------------------------------------------------------------------------------------
   3. Long-term borrowings                                                413,347                450,485
---------------------------------------------------------------------------------------------------------------------
      Present value discount                                               79,732     333,615          0     450,485
---------------------------------------------------------------------------------------------------------------------
   4. Provision for severance benefits                3,252                 3,100                  2,661
---------------------------------------------------------------------------------------------------------------------
      Deposit for severance benefits                    264                   361                    396
---------------------------------------------------------------------------------------------------------------------
      Contribution to national pension plan              16       2,972        27       2,712         32       2,234
---------------------------------------------------------------------------------------------------------------------
   5. Non-trade payables of capital lease
---------------------------------------------------------------------------------------------------------------------
   6. Long-term non-trade payables                                         86,933                119,875
---------------------------------------------------------------------------------------------------------------------
      Present value discount                                               22,387      64,546          0     119,875
---------------------------------------------------------------------------------------------------------------------
   7. Leasehold deposit received                                    635                   620                  2,065
---------------------------------------------------------------------------------------------------------------------
   8. Long-term unearned revenues
---------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                         207,692               496,017                718,826
---------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------
I. Capital stock                                                257,836                19,507                194,088
---------------------------------------------------------------------------------------------------------------------
   Common stock                                                 257,836                19,507                194,088
---------------------------------------------------------------------------------------------------------------------
II. Additional paid-in and other capital                        397,146               388,578                159,298
---------------------------------------------------------------------------------------------------------------------
      Additional Paid-in Capital                                175,341               176,539                159,298
---------------------------------------------------------------------------------------------------------------------
      Gains on capital reduction                                201,364               191,598                      -
---------------------------------------------------------------------------------------------------------------------
      Other additional paid-in capital                           20,441                20,441
---------------------------------------------------------------------------------------------------------------------
III. Retained earning                                          (519,900)             (489,472)              (568,802)
---------------------------------------------------------------------------------------------------------------------
   1. Unappropriated retained earnings                         (519,900)             (489,472)              (568,802)
---------------------------------------------------------------------------------------------------------------------
      Forwarded retained earnings
---------------------------------------------------------------------------------------------------------------------
      Net income
---------------------------------------------------------------------------------------------------------------------
IV. Capital adjustments                                             601                    86                 20,049
---------------------------------------------------------------------------------------------------------------------
   1. Loss on valuation of marketable securities
---------------------------------------------------------------------------------------------------------------------
   2. Stock option                                                                                            20,441
---------------------------------------------------------------------------------------------------------------------
   3. Treasury Stock                                                 (5)                  (10)                  (392)
---------------------------------------------------------------------------------------------------------------------
   4. Gains on Valuation of Investment Securities                   605                    96
---------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                135,682               (81,301)              (195,367)
---------------------------------------------------------------------------------------------------------------------
   Total Liabilities and Stockholders' Equity                   343,374               414,716                523,459
---------------------------------------------------------------------------------------------------------------------

     B.   Income Statement

                                                 Income Statement

                                           10(th) 3 Q (2005.1.1 ~ 2005.9.30)
                                           9(th) 3 Q  (2004.1.1 ~ 2004.9.30)
                                           9(th)      (2004.1.1 ~ 2004.12.31)
                                           8(th)      (2003.1.1 ~ 2003.12.31)


                                                                                                   (Unit: In Millions of Won)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 10(th) 3 Q                   9(th) 3 Q

         Subject                               3 Months    Cumulative    3 Months    Cumulative   9(th) Annual   8(th) Annual
-----------------------------------------------------------------------------------------------------------------------------
I.   Revenues                                    74,271       227,315      85,769       268,421        349,772        388,321
-----------------------------------------------------------------------------------------------------------------------------
II.  Operating Costs                             72,558       218,604      76,049       231,643        302,690        353,962
-----------------------------------------------------------------------------------------------------------------------------
III. Gross Income                                 1,713         8,711       9,720        36,778         47,081         34,359
-----------------------------------------------------------------------------------------------------------------------------
IV.  Selling and administrative expense           4,422        17,272      11,500        32,167         44,237         46,581
-----------------------------------------------------------------------------------------------------------------------------
     1.  Salaries                                   601         1,954         975         2,121          2,634          2,662
-----------------------------------------------------------------------------------------------------------------------------
     2.  Severance benefits                          63           280          62           154            206            201
-----------------------------------------------------------------------------------------------------------------------------
     3.  Employee benefits                          130           336          64           304            426            607
-----------------------------------------------------------------------------------------------------------------------------
     4.  Compensation expense associated
         with stock option
-----------------------------------------------------------------------------------------------------------------------------
     5.  Travel expenses                             11            13           4             7              8             25
-----------------------------------------------------------------------------------------------------------------------------
     6.  Communications expenses                    155           447         154           437            584            674
-----------------------------------------------------------------------------------------------------------------------------
     7.  Vehicles maintenance expense                64           175          64           188            247            289
-----------------------------------------------------------------------------------------------------------------------------
     8.  Taxes and dues                             225           436         156           385            555            636
-----------------------------------------------------------------------------------------------------------------------------
     9.  Rental expenses                            379         1,048         403         1,179          1,350          2,116
-----------------------------------------------------------------------------------------------------------------------------
     10. Depreciations expenses                     186           671         361         1,113          1,441          1,776
-----------------------------------------------------------------------------------------------------------------------------
     11. Amortization of intangible asset           495         1,589         745         2,792          3,388          5,830
-----------------------------------------------------------------------------------------------------------------------------
     12. Bad debt expenses                                      3,302       6,149        14,587         21,064         12,270
-----------------------------------------------------------------------------------------------------------------------------
     13. Repairs expenses                           182           217          14            62             77          1,087
-----------------------------------------------------------------------------------------------------------------------------
     14. Insurance premium                           39           118          37           113            138          1,203
-----------------------------------------------------------------------------------------------------------------------------
     15. Entertainment expenses                       6            21           9            30             40            108
-----------------------------------------------------------------------------------------------------------------------------
     16. Advertising expenses                     1,160         4,616       1,716         7,026          9,246         11,842
-----------------------------------------------------------------------------------------------------------------------------
     17. Publication expenses                         3            12           2            11             14             23
-----------------------------------------------------------------------------------------------------------------------------
     18. Transportation                              19            19
-----------------------------------------------------------------------------------------------------------------------------
     19. Sales commissions for Internet             453         1,424         275           982          1,893          4,455
         services
-----------------------------------------------------------------------------------------------------------------------------
     20. Trainings expenses                           7            7            -             1              2              -
-----------------------------------------------------------------------------------------------------------------------------
     21. Utilities expenses                         202           519         194           505            666            735
-----------------------------------------------------------------------------------------------------------------------------
     22. Supplies expenses                           11            23           5            14             17             20
-----------------------------------------------------------------------------------------------------------------------------
     23. Conference                                  30            46          10            28             41             31
-----------------------------------------------------------------------------------------------------------------------------
     24. Marketing expenses                                                   100           129            201              1
-----------------------------------------------------------------------------------------------------------------------------
     25. R&D expenses
-----------------------------------------------------------------------------------------------------------------------------
V.   Operating Income (Loss)                     (2,709)       (8,560)     (1,779)        4,611          2,845        (12,222)
-----------------------------------------------------------------------------------------------------------------------------
VI.  Non-operating Income                        12,480        15,710      10,477        22,649         30,724         32,062
-----------------------------------------------------------------------------------------------------------------------------
     1.  Interest income                          1,417         3,321         720         2,069          2,956          3,176
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
     2.  Dividends income                                          10
-----------------------------------------------------------------------------------------------------------------------------
     3.  Rental Income                              540         1,625         668         1,980          2,627          1,759
-----------------------------------------------------------------------------------------------------------------------------
     4.  Gains on foreign currency                                  2          23            45             57             22
         transaction
-----------------------------------------------------------------------------------------------------------------------------
     5.  Gains on foreign currency                                             71         1,058          3,518             61
         translation
-----------------------------------------------------------------------------------------------------------------------------
     6.  Gain on breach of contract               4,534         7,024       1,188         4,136          5,189          6,818
-----------------------------------------------------------------------------------------------------------------------------
     7.  Reversal of provision for
         contingency loss
-----------------------------------------------------------------------------------------------------------------------------
     8.  Gains on disposition of investments        291           291                                    1,551          1,108
-----------------------------------------------------------------------------------------------------------------------------
     9.  Gains on disposition of tangible             1            10                     4,138          4,138
         assets
-----------------------------------------------------------------------------------------------------------------------------
     10. Gains on delay charge                      354           967         351         1,049          1,369          1,437
-----------------------------------------------------------------------------------------------------------------------------
     11. Conversion income
-----------------------------------------------------------------------------------------------------------------------------
     12. Reversal of allowance for                5,243                        58           137            421         10,051
         doubtful accounts
-----------------------------------------------------------------------------------------------------------------------------
     13. Recovery of impairment losses on            32           539                                      757            654
         marketable bonds
-----------------------------------------------------------------------------------------------------------------------------
     14. Reversal of contingency loss                                                                                   5,797
-----------------------------------------------------------------------------------------------------------------------------
     15. Miscellaneous revenues                      26         1,784          95           736            838          1,179
-----------------------------------------------------------------------------------------------------------------------------
     16. Equity income on investment                 42           137
-----------------------------------------------------------------------------------------------------------------------------
     17. Gains from liabilities repayment                                   7,302         7,302          7,302
-----------------------------------------------------------------------------------------------------------------------------
VII. Non-Operating Expenses                       5,728        37,168      13,425        45,558        107,642        141,868
-----------------------------------------------------------------------------------------------------------------------------
     1.  Interest expenses                        1,905        15,174      12,609        38,784         50,554         61,938
-----------------------------------------------------------------------------------------------------------------------------
     2.  Losses on foreign currency                   1             3           1             6              6            211
         transaction
-----------------------------------------------------------------------------------------------------------------------------
     3.  Losses on foreign currency                                                                                         3
         translation
-----------------------------------------------------------------------------------------------------------------------------
     4.  Losses on valuation of debt                            8,000
-----------------------------------------------------------------------------------------------------------------------------
     5.  Losses on valuation of investments
-----------------------------------------------------------------------------------------------------------------------------
     6.  Impairment Losses on disposition           187           187                                                      32
         of investment
-----------------------------------------------------------------------------------------------------------------------------
     7.  Losses on disposition of tangible            3             3          77         2,464          2,525          3,005
         assets
-----------------------------------------------------------------------------------------------------------------------------
     8.  Losses on disposition of trade
         receivables
-----------------------------------------------------------------------------------------------------------------------------
     9.  Other bad debt expenses                  2,499         4,423         206           672            772          5,813
-----------------------------------------------------------------------------------------------------------------------------
     10. Impairment losses on securities                          221                       908          1,375          4,815
-----------------------------------------------------------------------------------------------------------------------------
     11. Impairment losses on tangible                          3,683                                   43,890         27,177
         assets
-----------------------------------------------------------------------------------------------------------------------------
     12. Impairment losses on intangible                          550                                      116
         assets
-----------------------------------------------------------------------------------------------------------------------------
     13. Miscellaneous losses                     1,133         4,678          35           238          1,356          6,506
-----------------------------------------------------------------------------------------------------------------------------
     14. Losses on breach of contract
-----------------------------------------------------------------------------------------------------------------------------
     15. Losses from trade receivables
-----------------------------------------------------------------------------------------------------------------------------
     16. Impairment losses on other                                                                                    28,094
         investment
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
     17. Equity loss on investment                                246                       497          2,629          4,274
-----------------------------------------------------------------------------------------------------------------------------
     18. Losses on  correction of                                                                        4,418
         previous error
-----------------------------------------------------------------------------------------------------------------------------
VIII. Gain before extraordinary                   4,043       (30,018)     (4,727)      (18,298)       (74,073)      (122,028)
      gains/losses and income taxes
-----------------------------------------------------------------------------------------------------------------------------
IX.  Extraordinary Gains                          1,354         1,354                   188,834
-----------------------------------------------------------------------------------------------------------------------------
     Gains from liabilities exempted                                                    188,834
-----------------------------------------------------------------------------------------------------------------------------
X.   Extraordinary Losses                         1,764         1,764
-----------------------------------------------------------------------------------------------------------------------------
XI.  Income before income taxes expenses          3,633       (30,428)     (4,727)     (170,537)        79,330       (122,028)
-----------------------------------------------------------------------------------------------------------------------------
XII. Income Tax Expenses
-----------------------------------------------------------------------------------------------------------------------------
XIII. Net Income                                  3,633       (30,428)     (4,727)      170,537         79,330       (122,028)
-----------------------------------------------------------------------------------------------------------------------------


     C.   Statement of Deposition of Deficit


                       Statement of Deposition of Deficit

                          9(th) (2004.1.1 ~ 2004.12.31)
                          8(th) (2003.1.1 ~ 2003.12.31)
                          7(th) (2002.1.1 ~ 2002.12.31)

                                                                                        (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------------
                      SUBJECT                                9(TH)                 8(TH)                7(TH)
---------------------------------------------------------------------------------------------------------------------
1. Deficit before disposition                                     489,472               568,802              834,199
---------------------------------------------------------------------------------------------------------------------
   Undisposed deficit carried over from prior year      568,802              446,773              509,642
---------------------------------------------------------------------------------------------------------------------
   Net Loss                                              79,330              122,028              324,557
---------------------------------------------------------------------------------------------------------------------
2. Disposition of Deficit                                                                                    387,425
---------------------------------------------------------------------------------------------------------------------
3. Undisposed deficit carried forward to                          489,472               568,802              446,774
subsequent  year
---------------------------------------------------------------------------------------------------------------------


     D.   Statement of Cash Flow

                                    Cash Flow

                      10(th) 3 Q (2005. 1. 1 ~ 2005. 9.30)
                       9(th) 3 Q (2004. 1. 1 ~ 2004. 9.30)
                      9(th) Annual (2004.1.1 ~ 2004.12.31)
                      8(th) Annual (2003.1.1 ~ 2003.12.31)


                                                                                        (Unit: In Millions of Won)
--------------------------------------------------------------------------------------------------------------------------
                                                        10(TH) 3 Q                  9(TH) 3 Q

                    TITLE                         3 MONTHS     CUMULATIVE    3 MONTHS    CUMULATIVE      9(TH)      8(TH)
--------------------------------------------------------------------------------------------------------------------------

1. Cash Flow From Operating Activities              13,643        133,749      (4,630)       57,483     80,191      77,447
--------------------------------------------------------------------------------------------------------------------------
   1) Net Profit (Loss)                              3,633        (30,428)     (4,727)      170,537     79,330    (122,028)
--------------------------------------------------------------------------------------------------------------------------
   2) Additions of Non-Cash Expenses                19,975        182,654      36,638       112,006    224,587     211,271
--------------------------------------------------------------------------------------------------------------------------
      Bad debt expenses                                             3,302       6,149        14,587     21,064      12,270
--------------------------------------------------------------------------------------------------------------------------
      Other bad debt expenses                        2,499          4,423         206           672        772       5,813
--------------------------------------------------------------------------------------------------------------------------
      Depreciation expenses                         16,501         51,142      21,064        63,602     77,107     101,955
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
      Impairment loss on tangible assets                            3,683                               43,890      20,450
--------------------------------------------------------------------------------------------------------------------------
      Depreciation of intangible assets                495          1,589         745         2,792      3,388       5,830
--------------------------------------------------------------------------------------------------------------------------
      Losses on foreign currency transaction                                        1             6          6         211
--------------------------------------------------------------------------------------------------------------------------
      Losses on foreign currency translation                                      136                                    3
--------------------------------------------------------------------------------------------------------------------------
      Severance benefit                                290          1,292         298           688        945         944
--------------------------------------------------------------------------------------------------------------------------
      Miscellaneous losses                                          3,134                                  350         884
--------------------------------------------------------------------------------------------------------------------------
      Losses on contingency
--------------------------------------------------------------------------------------------------------------------------
      Losses on valuation of debt                                   8,000                               35,443
--------------------------------------------------------------------------------------------------------------------------
      Disposition losses on investment                 187            187                                               32
      securities
--------------------------------------------------------------------------------------------------------------------------
      Impairment loss on marketable securities                        221                       908      1,375       4,815
--------------------------------------------------------------------------------------------------------------------------
      Equity losses on investment                                     246         497         2,486      2,629       4,274
--------------------------------------------------------------------------------------------------------------------------
      Losses on disposition of tangible assets           3              3          77         2,464      2,525       3,005
--------------------------------------------------------------------------------------------------------------------------
      Disposition losses of trade receivables
--------------------------------------------------------------------------------------------------------------------------
      Impairment losses on intangible assets                          550                                  116
--------------------------------------------------------------------------------------------------------------------------
      Correction losses of previous term                                                                 4,418
--------------------------------------------------------------------------------------------------------------------------
      Interest expenses on present value
      discount
--------------------------------------------------------------------------------------------------------------------------
      Interest expenses on long-term accrued                                                                           869
      interest
--------------------------------------------------------------------------------------------------------------------------
      Obsolescence losses of tangible asset                                                                          6,727
--------------------------------------------------------------------------------------------------------------------------
      Amortization of present value discount                      104,882       7,465        23,801     30,559      12,465
      difference
--------------------------------------------------------------------------------------------------------------------------
      Amortization of discount bond issuance                                                             2,632
--------------------------------------------------------------------------------------------------------------------------
      Disposition losses on other investment                                                                        28,094
--------------------------------------------------------------------------------------------------------------------------
   3) Deduction of Non-Cash Incomes                  6,116          2,472       7,718       201,914    206,945      18,322
--------------------------------------------------------------------------------------------------------------------------
      Reversal of allowance for doubtful             5,243                         58           137        421      10,051
      accounts
--------------------------------------------------------------------------------------------------------------------------
      Gains on foreign currency transaction                                        23            45         57          22
--------------------------------------------------------------------------------------------------------------------------
      Gain on foreign currency translation                                        207         1,058      3,518          61
--------------------------------------------------------------------------------------------------------------------------
      Other income                                                  1,465                        43                    309
--------------------------------------------------------------------------------------------------------------------------
      Gains from liabilities exempted                                                       188,834    188,846
--------------------------------------------------------------------------------------------------------------------------
      Gain on disposal of investment securities        291            291                                1,551       1,108
--------------------------------------------------------------------------------------------------------------------------
      Recovery of impairment losses on                 539            539                                  757         654
marketable securities
--------------------------------------------------------------------------------------------------------------------------
      Gain on disposal of property and equipment         1             10                     4,138      4,138
--------------------------------------------------------------------------------------------------------------------------
      Reversal of allowance for contingency                                                                          5,797
--------------------------------------------------------------------------------------------------------------------------
      Conversion Gain
--------------------------------------------------------------------------------------------------------------------------
      Interest Income (Amortization of present                         30         127           356        354         320
      value discount)
--------------------------------------------------------------------------------------------------------------------------
      Gains from liabilities repayment                                                        7,302      7,302
--------------------------------------------------------------------------------------------------------------------------
      Depreciation of present value discount
--------------------------------------------------------------------------------------------------------------------------
      Gains from Equity method                          42            137
--------------------------------------------------------------------------------------------------------------------------
   4) Changes in assets and liabilities              3,849         16,004      28,823        23,146     16,780       6,526
resulting from operations
-------------------------------------------------------------------------------------------------------------------------
      Increase in trade receivables                  1,553            (88)    (17,078)      (23,979)    (6,564)    (10,341)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
      Decrease (Increase) in accounts               (2,503)           311      (1,861)       (3,773)       706      28,125
receivables
--------------------------------------------------------------------------------------------------------------------------
      Decrease(Increase) in accrued income            (153)          (732)       (207)         (473)      (101)     (1,785)
--------------------------------------------------------------------------------------------------------------------------
      Decrease in prepaid expenses                      39            102          70           139         70       6,148
--------------------------------------------------------------------------------------------------------------------------
      Decrease(Increase) in prepaid income tax        (192)          (301)        (66)          273        104         395
--------------------------------------------------------------------------------------------------------------------------
      Decrease in long-term non-trade                                             311           934                  1,245
receivables
--------------------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in non-trade                 (15)         2,143      (5,336)         (957)    (3,204)    (22,219)
payable
--------------------------------------------------------------------------------------------------------------------------
      Increase in advances from customers               38             84         (17)           15         87        (154)
--------------------------------------------------------------------------------------------------------------------------
      Increase in withholdings                         329             49          71          (196)        37         (29)
--------------------------------------------------------------------------------------------------------------------------
      Decrease in VAT Withheld                        (537)          (709)       (585)         (667)    (1,565)    (31,813)
--------------------------------------------------------------------------------------------------------------------------
      Increase in accrued expenses                  (1,498)       (16,381)     (3,758)        6,035     (5,332)     34,071
--------------------------------------------------------------------------------------------------------------------------
      Decrease(Increase) in Retirement                 105             98                        50         34          18
Insurance Deposits
--------------------------------------------------------------------------------------------------------------------------
      Decrease in Reclassification of National          11             11                         5          5           2
pension
--------------------------------------------------------------------------------------------------------------------------
      Payment of severance benefits                 (1,068)        (1,140)        (72)         (442)      (506)       (706)
--------------------------------------------------------------------------------------------------------------------------
      Decrease in advance payment                                                                         (550)
--------------------------------------------------------------------------------------------------------------------------
      Increase in unearned revenues                                              (184)
--------------------------------------------------------------------------------------------------------------------------
      Decrease in VAT tax
--------------------------------------------------------------------------------------------------------------------------
      Increase in long-term accrued interest
--------------------------------------------------------------------------------------------------------------------------
      Increase in deposits received
--------------------------------------------------------------------------------------------------------------------------
2. Cash Flows From Investing Activities              8,531         11,693       7,981        41,634      3,221      12,362
--------------------------------------------------------------------------------------------------------------------------
   1) Cash Inflow from Investment Activities         2,939          4,462         361         6,759     97,942      44,186
--------------------------------------------------------------------------------------------------------------------------
      Decrease in short-term financial                 150            150                               82,671      15,398
instruments
--------------------------------------------------------------------------------------------------------------------------
      Decrease of short-term loans                                                                                  11,530
--------------------------------------------------------------------------------------------------------------------------
      Decrease of deposit
--------------------------------------------------------------------------------------------------------------------------
      Decrease in long-term financial                    6              6                         3          3           5
instruments
--------------------------------------------------------------------------------------------------------------------------
      Disposal of securities                           662          1,491                        41         41         822
--------------------------------------------------------------------------------------------------------------------------
      Decrease of long-term loans                       37            209          13            92        124       2,376
--------------------------------------------------------------------------------------------------------------------------
      Refund of key-money deposits                   1,116          1,628         347         1,919      3,483       1,540
--------------------------------------------------------------------------------------------------------------------------
      Disposal of Membership Rights                    967            967                                              222
--------------------------------------------------------------------------------------------------------------------------
      Disposal of furniture                                                                                  2           2
--------------------------------------------------------------------------------------------------------------------------
      Disposal of construction in progress                                                                             639
--------------------------------------------------------------------------------------------------------------------------
      Disposal of land
--------------------------------------------------------------------------------------------------------------------------
      Disposal of buildings
--------------------------------------------------------------------------------------------------------------------------
      Disposal of  transmission and                      2              4                       821        954       6,688
communications equipment
--------------------------------------------------------------------------------------------------------------------------
      Disposal of communication circuit                                                       3,881      5,777       2,550
equipment
--------------------------------------------------------------------------------------------------------------------------
      Disposal of other intangible asset
--------------------------------------------------------------------------------------------------------------------------
      Disposal of vehicles
--------------------------------------------------------------------------------------------------------------------------
      Disposal of leased asset
--------------------------------------------------------------------------------------------------------------------------
      Disposal of furniture                                             9                         2                    206
--------------------------------------------------------------------------------------------------------------------------
      Disposal of equity securities                                                                      4,887       2,209
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
2) Cash Outflow from Investment Activities          11,469         16,156       8,432        48,393     94,721      31,824
--------------------------------------------------------------------------------------------------------------------------
      Increase in short-term financial                                 36       3,923        41,442     85,030      14,396
instruments
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of marketable securities                                                                             441
--------------------------------------------------------------------------------------------------------------------------
      Increase in Short-Term Loans
--------------------------------------------------------------------------------------------------------------------------
      Increase in long-term financial                                                                       10
instruments
--------------------------------------------------------------------------------------------------------------------------
      Increase in long-term loans                                                                           19         421
--------------------------------------------------------------------------------------------------------------------------
      Increase in key-money deposits                   438            670                                1,594         733
--------------------------------------------------------------------------------------------------------------------------
      Increase in Membership Rights
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of transmission and                   26             26                                               62
communications equipment
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of telecommunication                  66             67           1             1
facilities
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of construction in progress        9,292         13,539       4,308         5,490      8,068       5,689
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of other tangible assets           1,416          1,587         107         1,457                 10,082
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of furniture                          59             59           3             4
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of other intangible assets
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of buildings                         173            173
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of vehicles
--------------------------------------------------------------------------------------------------------------------------
      Acquisition of Goodwill
--------------------------------------------------------------------------------------------------------------------------
3. Cash Flows From Financing Activities             59,773        141,420      15,018        70,336     58,842      66,557
--------------------------------------------------------------------------------------------------------------------------
   1) Cash Inflow from Financing Activities            287        919,737           4           329     25,198       6,378
--------------------------------------------------------------------------------------------------------------------------
      Issuance of bond                                            223,290                                            6,281
--------------------------------------------------------------------------------------------------------------------------
      Increase in key-money deposits                              448,045           4             4     24,810
--------------------------------------------------------------------------------------------------------------------------
      Increase in long-term borrowings
--------------------------------------------------------------------------------------------------------------------------
      Increase in current portion of long-term         132            132
non-trade payables
--------------------------------------------------------------------------------------------------------------------------
      Issuance of common stock                                    248,100
--------------------------------------------------------------------------------------------------------------------------
      Increase of long-term leasehold deposits         155            170                       325        388          96
received
--------------------------------------------------------------------------------------------------------------------------
   2) Cash Outflow from Financial Activities        60,060      1,061,157      15,022        70,665     84,040      72,935
--------------------------------------------------------------------------------------------------------------------------
      Repayment of short-term borrowing                                                                              9,000
--------------------------------------------------------------------------------------------------------------------------
      Repayment of long-term borrowing                            413,347       1,581         4,829      6,539
--------------------------------------------------------------------------------------------------------------------------
      Repayment of current portion of long-term                                 5,141        32,191     30,430      61,581
debt
--------------------------------------------------------------------------------------------------------------------------
      Repayment of short-term leased debt
--------------------------------------------------------------------------------------------------------------------------
      Decrease in key-money deposit                               471,390
--------------------------------------------------------------------------------------------------------------------------
      Payment of Stock Issue Costs                                  1,198                       157        157
--------------------------------------------------------------------------------------------------------------------------
      Decrease of long-term leasehold deposits                        156          32            72         72         190
received
--------------------------------------------------------------------------------------------------------------------------
      Repayment of bond                             60,000         60,000
--------------------------------------------------------------------------------------------------------------------------
      Payment of accrued financial lease                                                                             2,163
accounts payable
--------------------------------------------------------------------------------------------------------------------------
      Decrease in additional paid-in capital
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
      Payment of current portion of long-term           60         28,134       7,486        32,634     46,043
non-trade payables
--------------------------------------------------------------------------------------------------------------------------
      Payment of long-term non-trade payables                      86,933         782           782        799
--------------------------------------------------------------------------------------------------------------------------
4. Net Increase(Decrease) in Cash                  (54,661)       (19,365)    (27,629)      (54,486)    24,570      23,252
--------------------------------------------------------------------------------------------------------------------------
5. Cash and Cash Equivalents, Beginning of         121,304         86,008      34,581        61,438     61,438      38,186
Period
--------------------------------------------------------------------------------------------------------------------------
6. Cash and Cash Equivalents, End of Period         66,644         66,644       6,952         6,952     86,008      61,438
--------------------------------------------------------------------------------------------------------------------------


IV.  AUDITOR'S INFORMATION

1.   AUDITOR'S (CPA'S) INFORMATION

     A    Auditor

-----------------------------------------------------------------------------------------------------
       10(TH) 3 Q            9(TH) 3 Q             9(TH) ANNUAL          8(TH) ANNUAL
-----------------------------------------------------------------------------------------------------
      Hana -Anjin          Ahn Kwon & Co.         Ahn Kwon & Co.        Ahn Kwon & Co.
-----------------------------------------------------------------------------------------------------

     B.   Audit Service Agreements


                                                                                        (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------
                                                                                                 TOTAL TIME
BUSINESS YEAR          AUDITOR                         CONTENTS                      FEE          REQUIRED
------------------------------------------------------------------------------------------------------------
   10(th)        Hana Anjin              Quarterly, semi-annual and annual audits    38.5             -
------------------------------------------------------------------------------------------------------------
   9(th)         Ahn Kwon & Co.          Quarterly, semi-annual and annual audits      70
------------------------------------------------------------------------------------------------------------
   8(th)         Ahn Kwon & Co.          Quarterly, semi-annual and annual audits      80
------------------------------------------------------------------------------------------------------------

     C.   Audit Agreement with External Auditor

                                                                                        (Unit: In Millions of Won)
---------------------------------------------------------------------------------------------------------------
BUSINESS YEAR   AGREEMENT DATE           CONTENTS OF SERVICE             SERVICE PERIOD    EXPENSES     REMARK
---------------------------------------------------------------------------------------------------------------
    9(th)         2004.10.4        Related to Evaluation of Investment
                                   Stocks
---------------------------------------------------------------------------------------------------------------
    8(th)         2003.11.4        Related to Reorganization procedure                         8
---------------------------------------------------------------------------------------------------------------
    8(th)         2003.9.30        Related to Reorganization Plan                              9
---------------------------------------------------------------------------------------------------------------


V.   STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

1.   SUMMARY OF CONTROL STRUCTURE

     A.   Board of Directors

          (a)  Establishment of Board of Directors

               - March 2003 ~ June 2005 : It was managed in accordance with the provisions of Corporate Reorganization Act

               - June 2005 ~ : The Board of Directors were newly established.

          (b)  Status of BOD

----------------------------------------------------------------------------------------
   TITLE (STANDING/NON STANDING)      REGISTERED/UNREGISTERED              NAME
----------------------------------------------------------------------------------------
Representative Director (Standing)          Registered             Soon-Yub Samuel Kwon
----------------------------------------------------------------------------------------
        Director (Standing)                 Registered                Young Wan Cho
----------------------------------------------------------------------------------------
        Director (Standing)                 Registered                 Matt Ki Lee
----------------------------------------------------------------------------------------
      Director (Non Standing)               Registered               Jong Myung Ghee
----------------------------------------------------------------------------------------
      Director (Non Standing)               Registered                Hyung Jun Song
----------------------------------------------------------------------------------------

          (c)  Resolution of BOD

--------------------------------------------------------------------------------------------------
     Date                                             Agenda
--------------------------------------------------------------------------------------------------
   05.08.25      Approval of Business Plan
--------------------------------------------------------------------------------------------------
   05.09.14      Approval of Merger Agreement with Hanarotelecom incorporated
--------------------------------------------------------------------------------------------------
   05.09.29      Approval of early partial repayment of bond
--------------------------------------------------------------------------------------------------
   05.11.07      Approval of Merger with hanarotelecom incorporated
--------------------------------------------------------------------------------------------------

     B.   Details of Audit Committee Members (Statutory Auditor)

--------------------------------------------------------------------------------------------
      Name                             Major experience                  Remark
--------------------------------------------------------------------------------------------
  Ko Chang Lib          - Director of Ssangyong Cement, Ssangyong           Appointed on
                        Investment Co.,                                    April 6, 2004
                        - Statutory auditor of Sang-A Co., Labore Co.,
                        Korea Tapaulin Co.,
                        - Receiver of Korea Tapaulin Co., Ltd
--------------------------------------------------------------------------------------------

     C.   Shareholders' Voting Rights

          (1)  Cumulative Voting: Not Adopted

          (2)  Written/Electronic Voting: Not Adopted

          (3)  Exercise Rights of Minority Shareholders: N/A

     D.   Directors' Compensation

          (1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)

                                          TOTAL APPROVED BY       AVERAGE MONTHLY PAYMENT         REMARK
  CLASSIFICATION        TOTAL PAID          SHAREHOLDERS               PER PERSON
     Director        183 million won              -                  6.79 million won

* Above figures based on only three non-standing directors.

          (2)  Stock Options for Directors : None

2.   STATUS OF AFFILIATED COMPANIES

     A.   Investment in Affiliated and Subsidiary Companies

                                                                       (Unit: Share, In millions of Won)
--------------------------------------------------------------------------------------------------------
        Company                   Number of Shares     Share Ratio            Cost           Book Value
--------------------------------------------------------------------------------------------------------
Korea.com Communications                350,000            53.47%             35,000                 -
--------------------------------------------------------------------------------------------------------
CJ Cablenet at Haewundae                180,000            20.00%              1,118             1,255
--------------------------------------------------------------------------------------------------------

3.   CHANGES OF NEGOTIABLE INSTRUMENT


[Classification: Domestic,]                                                                       (Unit: Million Won/ US $,  Shares)
------------------------------------------------------------------------------------------------------------------------------------
                                             STARTING BALANCE           INCREASE OR DECREASE                   ENDING BALANCE

                                                                                          ACQUISITION
  CLASS    ACCOUNT         CORPORATE                                                      (DISPOSITION   QUANTITY   SHARE       BOOK
            TITLE          NAME/ITEM       QUANTITY    SHARE RATIO  BOOK VALUE  QUANTITY    COST)                   RATIO      VALUE
------------------------------------------------------------------------------------------------------------------------------------
                            MIC99-7
                            Venture
Domestic   Investment      investment
           Securities       Union 8              300       15.0         915         (272)                     28       15.0      135
------------------------------------------------------------------------------------------------------------------------------------
                         Hankyung.com        100,000       5.00         131                              100,000       5.00      131
------------------------------------------------------------------------------------------------------------------------------------
                             Inbain           67,500       2.92          64                               67,500       2.92       64
------------------------------------------------------------------------------------------------------------------------------------
                           Renthouse          28,000      20.00          21                               28,000      20.00       21
------------------------------------------------------------------------------------------------------------------------------------
                             Dongbu           99,280       0.67         297                               99,280       0.67      426
                           Securities
------------------------------------------------------------------------------------------------------------------------------------
                            HeyAnita
                           Korea, Inc        313,600      15.58         827                              313,600      15.58      827
------------------------------------------------------------------------------------------------------------------------------------
                            Korea IT
                            venture
                          investment
                             Union            25,000       0.39          65                               25,000       0.39       65
------------------------------------------------------------------------------------------------------------------------------------
                             KINX             10,000       6.67          50                               10,000       6.67       50
------------------------------------------------------------------------------------------------------------------------------------
                          TG Venture             6.4      22.22          97                                  6.4      22.22       97
                          Investment
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                             STARTING BALANCE           INCREASE OR DECREASE                   ENDING BALANCE

                                                                                          ACQUISITION
  CLASS    ACCOUNT         CORPORATE                                                      (DISPOSITION   QUANTITY   SHARE       BOOK
            TITLE          NAME/ITEM       QUANTITY    SHARE RATIO  BOOK VALUE  QUANTITY    COST)                   RATIO      VALUE
------------------------------------------------------------------------------------------------------------------------------------
                           CJ Cable                0          0           0      180,000      1,118      180,000       20.0    1,214
                          Haewundae
------------------------------------------------------------------------------------------------------------------------------------
                         Korea Cable
                          TV Saeronet        246,191      12.31       1,732                              246,191      12.31    1,732
                         Broadcasting
------------------------------------------------------------------------------------------------------------------------------------
                            Acon              31,653       0.17          23                               61,653       0.17       23
------------------------------------------------------------------------------------------------------------------------------------
                          Powercomm           83,333       0.06       1,000                               83,333       0.06    1,000
------------------------------------------------------------------------------------------------------------------------------------
                          Korea.com          350,000      53.47         246                              350,000      53.47        -
                       Communications
------------------------------------------------------------------------------------------------------------------------------------
              Total                      1,354,863.4                  5,468      179,728      1,118  1,564,591.4               5,785
------------------------------------------------------------------------------------------------------------------------------------


VI.  STOCK INFORMATION

1.   STOCK DISTRIBUTION

     A.   Largest Shareholder and Shares of Related Parties

[As of  Sep. 30, 2005]                                                                                      (Unit: Share, %)
----------------------------------------------------------------------------------------------------------------------------
                                                          NUMBER OF SHARES (SHARE RATIO)

                                              BEGINNING          INCREASE     DECREASE           TERM-END

                              TYPE OF    NUMBER OF    SHARE      NUMBER OF    NUMBER OF   NUMBER OF       SHARE     CAUSE OF
    NAME       RELATIONSHIP    SHARE      SHARES      RATIO       SHARES      SHARES       SHARES         RATIO      CHANGE
----------------------------------------------------------------------------------------------------------------------------

hanarotelecom    Largest      Common          0          0.0      99,240,000       -      99,240,000     96.22       M&A
    Inc.       Shareholder     Stock
          Total               Common          0          0.0      99,240,000       -      99,240,000     96.22
                               Stock
                             Preferred        0          0.0          0            -           0           0
                               Share
                               Total          0          0.0      99,240,000       -      99,240,000     96.22

Name of Largest Shareholder: Hanarotelecom Inc.         Number of Related People:       0

     B.   Status of Shareholders with 5% or Higher Share holding


[As of Sep. 30, 2005]                                                                       (Unit: shares, %)
--------------------------------------------------------------------------------------------------------------
                                      COMMON STOCK             PREFERRED SHARE               SUBTOTAL
                               NUMBER OF       SHARE       NUMBER OF    SHARE      NUMBER OF        SHARE
  RANK       NAME (TITLE)        SHARES        RATIOS       SHARES      RATIO        SHARES         RATIO
--------------------------------------------------------------------------------------------------------------
   1     hanarotelecom Inc.    99,240,000      96.22                                99,240,000       96.22
--------------------------------------------------------------------------------------------------------------
            Total              99,240,000      96.22                                99,240,000       96.22
--------------------------------------------------------------------------------------------------------------

     C.   Distribution by Shareholder

                                                                                    As of June 1, 2005
-------------------------------------------------------------------------------------------------------
                           NUMBER OF
TYPE OF SHAREHOLDER       SHAREHOLDERS          RATIO      NUMBER OF SHARES      RATIO           REMARK
-------------------------------------------------------------------------------------------------------

       Minor                 9,971            99.98           3,885,546          3.77
-------------------------------------------------------------------------------------------------------
      Largest                    1             0.01          99,240,000         96.22
-------------------------------------------------------------------------------------------------------
       Major                     0             0.00                   0          0.00
-------------------------------------------------------------------------------------------------------
      Others                     1             0.01               8,880          0.00
-------------------------------------------------------------------------------------------------------
       Total                 9.973           100.00         103,134,426        100.00
-------------------------------------------------------------------------------------------------------


2. INFORMATION ON SHARES

--------------------------------------------------------------------------------------------------------------------
 Preemptive right delineated   (1)  The shareholders of the Company shall have
   in the Articles of               rights to subscribe for new shares to  be issued by the
     Incorporation                  Company in proportion to their respective shareholdings.

                               (2)  Notwithstanding the provision of Paragraph (2), the Company may allocate new shares to persons other than existing shareholders of
                                    the Company, in any of the following cases:

                                    1. If the Company issues new shares by a general public offering approved by a resolution of the Board of Directors in accordance with Article 189-3 of the
                                       Securities and Exchange Act ("SEA");

                                    2. If the Company preferentially allocates new shares to members of the Employee
                                       Stock Ownership Association in accordance with Article 191-7 of the SEA;

                                    3. If the Company issues new shares pursuant to the exercise of stock options in accordance with Article 189 of the SEA;

                                    4. If the Company issues new shares for the issuance of depositary receipts
                                       ("DR") in accordance with Article 192 of the SEA;

                                    5. If the Company issues new shares in accordance with the Foreign Investment
                                       Promotion Law for the inducement of foreign capital as necessary for the management of the Company;

                                    6. If the Company issues news shares to domestic financial institutions, legal persons or individuals to the extent necessary for the management of the
                                       Company.

                               (3)  In the case of abandonment or loss of the right of the shareholders to subscribe for new shares, or if fractional shares remain at the time of allocation of new shares, such shares shall be disposed of by a resolution of the Board of Directors.
--------------------------------------------------------------------------------------------------------------------
      Year-end Closing            December 31      Annual Shareholders Meeting        No later than End of March
--------------------------------------------------------------------------------------------------------------------
  Closing of Transfer Book                                               -
--------------------------------------------------------------------------------------------------------------------
   Denomination of Stocks                              1, 5, 10, 50, 100, 500, 1,000, 10,000
--------------------------------------------------------------------------------------------------------------------
       Registration of                                      Korea Securities Depositary
    Stock-transfer Agent
--------------------------------------------------------------------------------------------------------------------
  Privilege of Stockholders              None                 Newspaper Used           The Korea Economic Daily
--------------------------------------------------------------------------------------------------------------------

3.   STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

     a.   Domestic Stock Market N/A

     b.   Foreign Stock Market N/A * Delisted from Nasdaq on April 7, 2003.


VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS


                                                                                                  (Unit: shares)
----------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF SHARES
     TITLE
 (STANDING/NON     REGISTERED/
   STANDING)      UNREGISTERED        NAME                     BRIEF RECORD                ORDINARY   PREFERRED
                                                                                            SHARE       SHARE
----------------------------------------------------------------------------------------------------------------
                                                  -  Bachelor of law from Seoul
                                                     National University
                                                  -  Master of law from the
                                                     University of Pennsylvania
 Representative                                   -  J. D. from Columbia
    Director                     Soon-Yub Samuel     University
   (Standing)      Registered         Kwon        -  Attorney at Paul, Weiss,
                                                     Rifkind, Wharton & Garrison LLP         0          0
                                                  Representative director of Hansol
                                                  iGlobe Co., Ltd.
----------------------------------------------------------------------------------------------------------------
                                                  -  Bachelor of arts from Korea
                                                     University
                                                  -  Masters in business
    Director                                         administration from the Helsinki
   (Standing)      Registered     Young Wan Cho      School of Economic and Business         0          0
                                                     Administration
                                                  -  Senior Manager of the
                                                     finance Unit of Dacom
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF SHARES
     TITLE
 (STANDING/NON     REGISTERED/
   STANDING)      UNREGISTERED        NAME                     BRIEF RECORD                ORDINARY   PREFERRED
                                                                                            SHARE       SHARE
----------------------------------------------------------------------------------------------------------------
                                                  -  Bachelor of arts , Masters
                                                     in mathematics and Masters in
    Director                                         statistics from the University of
   (Standing)      Registered      Matt Ki Lee       Illinois                                0          0
                                                  -  Vice Present of Nokia
                                                     Networks
----------------------------------------------------------------------------------------------------------------
                                                  -  Bachelor of science and
                                                     Masters in electronic engineering
    Director                                         from Seoul National University
 (Non Standing)                                   -  Ph.D. in electronic engineering
                   Registered    Jong Myung Ghee     from North Carolina State               0          0
                                                     University
----------------------------------------------------------------------------------------------------------------
                                                  -  Bachelor of electronic
                                                     engineering from Hanyang University
                                                  -  Masters in information and
    Director       Registered    Hyung Jun Song      communication management from New       0          0
 (Non Standing)                                      York University
                                                  -  Manager of the Business
                                                     Management team at KEPCO
----------------------------------------------------------------------------------------------------------------
                                                  -  Statutory auditor of Sang-A Co.,
Statutory Auditor                                    Labore Co., Korea Tapaulin Co.,
                    Registered     Ko Chang Lib    - Receiver of Korea Tapaulin Co., Ltd      0          0
----------------------------------------------------------------------------------------------------------------
     Director      Unregistered    Dong Yun Lee    - TG Computer                              0          0
    (Standing)
----------------------------------------------------------------------------------------------------------------
     Director      Unregistered    Kyu Bae Park    - TG Computer                              0          0
    (Standing)
----------------------------------------------------------------------------------------------------------------
     Director      Unregistered     Yu Jung Kim    - Naray Mobile Telecom                     0          0
    (Standing)
----------------------------------------------------------------------------------------------------------------
     Director      Unregistered     In Jung Kim    - KEPCO                                    0          0
    (Standing)
----------------------------------------------------------------------------------------------------------------

2.   EMPLOYEE STATUS

(As of  September 30, 2005)                                                       (Unit: In Millions of Won)
------------------------------------------------------------------------------------------------------------
                                                             AVERAGE
                        NUMBER OF EMPLOYEES                 EMPLOYMENT                 AVERAGE
            SALES/                  ENGINEER/                 PERIOD       TOTAL     MONTHLY PAY
  CLASS   MARKETING      MGT.      RESEARCHER     TOTAL       (YEAR)      PAYMENT     PER PERSON    REMARK
------------------------------------------------------------------------------------------------------------
  Male        87          48           91          226         5.73        7,708         3.78
------------------------------------------------------------------------------------------------------------
 Female        7           3            6           16         4.84          307         2.13
------------------------------------------------------------------------------------------------------------
  Total       94          51           97          242            -        8,015            -
------------------------------------------------------------------------------------------------------------

     3.   STATUS OF LABOR UNION

     1) The labor union is open to all employees excluding directors, team managers, members of the business administration team and the operation supporting & HR Team

     2) 175 employees joined the labor union and the union belongs to Korea Labor Union Nationwide of Information and Telecommunication.


VIII. Transactions with Related Parties

     1.   Transactions with Largest Shareholder : Not Applicable


IX.  Attachments : Not Applicable


X.   Other Matters (CONTINGENT LIABILITIES)

     A.   Lawsuits pending

     The Company has a total of six pending lawsuits for a total amount of KRW 247 million in which the Company is the defendant, plus one in which the Company is the plaintiff

     B.   Pledged notes and checks

     The Company has no pledged notes or checks offered to financial institutions, etc. concerning its borrowings.

     C.   Other Contingent liabilities

     (a)  Accrued Usage Fee

     The Company may have the obligation to pay the accrued usage fee to Powercomm under the "Contract for Using Cable TV Transmission Network for Provision of Additional Service" signed with Powercomm in 1999 and the Agreement for Provision of the HFC Network signed with Powercomm in 2001. Thus, the Company had reflected the expected circuit usage fee KRW 2,928 million in sales cost and non-operating expenses, respectively, dividing them into the portion that has occurred in 2005 and the portion that occurred in 2004 or before.

     (b) The Fair Trade Commission's investigation into allegedly unfair joint activities

     In connection with the High-Speed Internet Service Clean Marketing agreement signed in April 2003 among six communication service providers, including the Company, the Fair Trade Commission is investigating it to see whether it is in violation of the Law Pertaining to Regulation of Monopoly and Fair Trade, Article 19 (Prohibition of Unfair Joint Activities). There is a possibility that the Company may be subject to a fine, if it is judged to be involved in an unfair joint activity. As of the end of the first half of 2005, the Company entered KRW 8,000 million as non-operating expenses in connection with it.